

News Release

STANDEX INTERNATIONAL CORPORATION ● SALEM, NH 03079 ● TEL (603) 893-9701 ● FAX (603) 893-7324 ● WEB www.standex.com

Contact:
Thomas DeByle, CFO   **FOR IMMEDIATE RELEASE**
(603) 893-9701
e-mail: InvestorRelations@Standex.com

STANDEX EXPANDS ELECTRONICS IN ASIA WITH PLANNED ACQUISITION OF OKI SENSOR DEVICE CORPORATION

- *Global Leader in the Design, Manufacture and Sale of Magnetic Reed Switches*
- *Provides Significant Technological, Product Line and Geographic Expansion*
- *Transaction Expected to Close March 31, 2017*
- *Expected EPS Accretion (ex-purchase accounting) of $0.08-$0.11 in Fiscal 2017, $0.40-$0.44 in Fiscal 2018*

SALEM, NH – February 2, 2017. . . . Standex International Corporation **(NYSE:SXI)** today announced that it has entered into a definitive agreement with Japan-based OKI Electric Industry Co., Ltd. **(Tokyo Stock Exchange: 6703)** to acquire its wholly owned subsidiary, OKI Sensor Device Corporation ("OKI Sensor Device"). Terms of the transaction were not disclosed. OKI Sensor Device is the world's leading designer and supplier of magnetic reed switches. It recorded revenue of approximately ¥6.8 billion (approximately $56 million) for its most recently concluded fiscal year ended March 31, 2016 with approximately $12.9 million of this revenue comprised of sales to Standex Electronics. The acquisition, which is anticipated to close on or about March 31, 2017, subject to required regulatory approvals, should be accretive to earnings per share by $0.08-$0.11 in fiscal 2017 and $0.40-$0.44 in fiscal 2018, net of purchase accounting and acquisition costs.

Commenting on the planned transaction, Standex Chairman and CEO David Dunbar stated "OKI Sensor Device is recognized throughout the world for its production of robust, high quality magnetic reed switches, while our Standex Electronics business is known for its ability to deliver custom engineered sensor and electro-magnetic solutions to customers in the automotive, aerospace, medical, industrial and appliance markets. The acquisition enhances our access to important Asian markets. In addition, by leveraging combined engineering, manufacturing and sales capabilities, we will be able to provide customers with a world class suite of reed switches and related magnetic solutions while continuing to serve OKI Sensor Device's diverse distribution channels. OKI Sensor Device has an experienced and capable management team, and we look forward to welcoming its employees and partners to Standex."

"As an existing customer, we have long admired the engineering and quality of OKI Sensor Device's products," said Standex Electronics President John Meeks. "We already enjoy a strong long-term relationship with management which should greatly facilitate our ability to enhance product offerings and further our global reach."

About OKI Sensor Device Corporation

Headquartered in Kofu City, Japan, OKI Sensor Device Corporation is the world's leading designer and supplier of magnetic reed switches. Its products are incorporated into a wide variety of sensing solutions for end use customers primarily in the automotive and consumer electronics fields. For additional information, visit the Company's website at http://www.osdc.co.jp/en/index.shtml.

About OKI Electric Industry (OKI)

Founded in 1881, OKI Electric Industry is Japan's leading telecommunications manufacturer in the Info-telecom field. Headquartered in Tokyo, Japan, OKI provides top-quality products, technologies, and solutions to customers through its info-telecom systems and printer operations. Its various business divisions function synergistically to bring to market exciting new products and technologies that meet a wide range of customer needs in various sectors. Visit OKI's global website at http://www.oki.com/

About Standex
Standex International Corporation is a multi-industry manufacturer in five broad business segments: Food Service Equipment, Engineering Technologies, Engraving, Electronics, and Hydraulics with operations in the United States, Europe, Canada, Australia, Singapore, Mexico, Brazil, Argentina, Turkey, South Africa, India and China. For additional information, visit the Company's website at http://standex.com/.

Safe Harbor Language
Statements in this news release include, or may be based upon, management's current expectations, estimates and/or projections about Standex's markets and industries. These statements are forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may materially differ from those indicated by such forward-looking statements as a result of certain risks, uncertainties and assumptions that are difficult to predict. Among the factors that could cause actual results to differ are the impact of implementation of government regulations and programs affecting our businesses, unforeseen legal judgments, fines or settlements, uncertainty in conditions in the financial and banking markets, general domestic and international economy including more specifically economic conditions in the oil and gas market, the impact of foreign exchange, increases in raw material costs, the ability to substitute less expensive alternative raw materials, the heavy construction vehicle market, the ability to continue to successfully implement productivity improvements, increase market share, access new markets, introduce new products, enhance our presence in strategic channels, the successful expansion and automation of manufacturing capabilities and diversification efforts in emerging markets, the ability to continue to achieve cost savings through lean manufacturing, cost reduction activities, and low cost sourcing, effective completion of plant consolidations, successful completion and integration of acquisitions and the other factors discussed in the Annual Report of Standex on Form 10-K for the fiscal year ending June 30, 2016, which is on file with the Securities and Exchange Commission, and any subsequent periodic reports filed by the Company with the Securities and Exchange Commission. In addition, any forward-looking statements represent management's estimates only as of the day made and should not be relied upon as representing management's estimates as of any subsequent date. While the Company may elect to update forward-looking statements at some point in the future, the Company and management specifically disclaim any obligation to do so, even if management's estimates change.